Exhibit 5.1

November 1, 2012

Regions Financial Corporation,

        1900 Fifth Avenue North,

            Birmingham, Alabama.

Ladies and Gentlemen:

We are acting as counsel to Regions Financial Corporation, a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933 (the “Act”) of 20,000,000 depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 6.375% Non-Cumulative Perpetual Preferred Stock, Series A, par value $1 per share and liquidation preference $1,000 per share (the “Preferred Shares”). The Depositary Shares are being issued pursuant to the Deposit Agreement, dated as of the date hereof (the “Deposit Agreement”), between the Company and Computershare Trust Company, N.A., as depositary (the “Depositary”), Computershare Inc., and the holders from time to time of the Depositary Receipts, as supplemented from time to time. The Depositary Shares are evidenced by depositary receipts (“Depositary Receipts”) issued pursuant to the Deposit Agreement.

We have examined such corporate records, certificates and other documents, and such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Upon the basis of such examination, we advise you that, in our opinion, the Preferred Shares have been validly issued and are fully paid and non-assessable, and the Depositary Receipts evidencing the Depositary Shares entitle the holders thereof to the rights specified in the Depositary Receipts and the Deposit Agreement, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Regions Financial Corporation	-2-

The foregoing opinion is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Registration Statement or any related prospectus or other offering material regarding the Company or the Preferred Shares or the Depositary Shares or their offering and sale.

We have also relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Preferred Shares have been deposited with the Depositary in accordance with the Deposit Agreement, that the Deposit Agreement has been duly authorized, executed and delivered by the Depositary, that the certificates evidencing the Preferred Shares and the Depositary Receipts conform to the specimens thereof examined by us, that the Depositary Receipts have been duly executed and delivered by one of the Depositary’s authorized officers and, if necessary, have been duly countersigned by the registrar for the Depositary Receipts, that the certificate for the Preferred Shares has been duly countersigned and registered by the registrar and transfer agent of the Preferred Shares and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP